UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-23071

NOTIFICATION OF LATE FILING

(Check One):	/_/ Form 10-K /_/ Form 11-K /_/ Form 20-F /X/ Form 10-Q /_/ Form N-SAR

                For Period Ended:                 April 30, 2005

/_/ Transition Report on Form 10-K /_/ Transition Report on Form 20-F /_/ Transition Report on Form 11-K	/_/ Transition Report on Form 10-Q /_/ Transition Report on Form N-SAR

           For the Transition Period Ended: ____________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:      N/A

PART I
REGISTRANT INFORMATION

Full name of registrant                       The Children's Place Retail Stores, Inc.
Former name if applicable

915 Secaucus Road
_______________________________________________________________________________________
Address of principal executive office (Street and number)

Secaucus, New Jersey 07094
_______________________________________________________________________________________
City, state and zip code

PART II
RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	| | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

           State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Children's Place Retail Stores, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended April 30, 2005 (the "First Quarter 2005 Form 10-Q") on June 9, 2005 due to errors the Company discovered in its 2004 Form 10-K while preparing the financial statements for its First Quarter 2005 Form 10-Q. The Company is currently preparing an amendment to its 2004 Form 10-K to correct these errors. Because the Company's First Quarter 2005 Form 10-Q will include financial information derived from the audited financial statements included in the 2004 Form 10-K, the Company cannot file its First Quarter 2005 Form 10-Q until it files an amendment to its 2004 Form 10-K. This delay could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to complete and file the 2005 Form 10-Q by the fifth calendar day following the prescribed due date.

          It should be noted that the Company is currently evaluating whether the discovery of these errors has any impact on the conclusions stated in the initial 2004 Form 10-K regarding the effectiveness of the Company's disclosure controls and procedures and its internal controls over financial reporting.

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

Hiten Patel	(201) 902-2177

(Name)	(Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

/X/ Yes /_/ No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes /_/ No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company anticipates that the statements of income to be included in the First Quarter 2005 Form 10-Q will reflect significant changes in results of operations from the corresponding period of the preceding fiscal year because of the Company's acquisition in November 2004 of the business of The Disney Store North America. The Company expects the statements of income will reflect that (i) consolidated net sales for the first quarter increased by 64% to $369.2 million (including $280.7 million in sales from The Children's Place and $88.5 million in sales from the Company's Disney Store business), from $225.8 million in the first quarter of fiscal 2004 (all of which was attributable to the Children's Place business) and (ii) the Company's net income was $10.2 million for the first quarter of 2005, compared to $11.5 million for the first quarter of 2004.

The Children's Place Retail Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 10, 2005	By: /s/ Hiten Patel Hiten Patel, Senior Vice President and Chief Financial Officer